Exhibit 99.1

Franklin Parent, LLC
and Subsidiary

Consolidated Financial Statements

December 31, 2016 (audited)
and 2015 (unaudited)

Franklin Parent, LLC and Subsidiary

Table of Contents	December 31, 2016 (audited) and 2015 (unaudited)

Independent Auditor’s Report

To the Members
Franklin Parent, LLC and Subsidiary
Sandy Springs, Georgia

We have audited the accompanying consolidated financial statements of Franklin Parent, LLC and Subsidiary, which comprise the consolidated balance sheet as of December 31, 2016, and the related consolidated statements of operations, members’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Franklin Parent, LLC and Subsidiary as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The 2015 consolidated financial statements were compiled by us. We did not audit or review those consolidated financial statements and, accordingly, express no opinion or other form of assurance on them.

/s/ Frazee Ivy Davis PLC

Memphis, Tennessee
February 18, 2017

Franklin Parent, LLC and Subsidiary

Consolidated Balance Sheets	December 31, 2016 (audited) and 2015 (unaudited)

ASSETS

	2016	2015
Current assets
Cash and cash equivalents	$89,121	$463,335
Accounts receivable	5,919	-
Due from related party	5,631	-

Total current assets	100,671	463,335

Real estate facilities, net	5,737,258	2,939,148

Total assets	$5,837,929	$3,402,483

LIABILITIES AND MEMBERS' EQUITY

Current liabilities
Accounts payable	$5,320	$-
Due to related party	2,717	3,024
Due to management company	9,200	-
Prepaid rents	23,025	-

Total current liabilities	40,262	3,024

Notes payable
Construction note	4,904,204	2,061,358
Mezzanine note	666,840	665,880

Total liabilities	5,611,306	2,730,262

Members' equity	226,623	672,221

Total liabilities and members' equity	$5,837,929	$3,402,483

See accompanying notes to the consolidated financial statements.	3

Franklin Parent, LLC and Subsidiary

For the year ended December 31, 2016 (audited) and for the
Consolidated Statements of Operations	period from June 17, 2015 to December 31, 2015 (unaudited)

	2016	2015

Revenues
Self-storage facilities	$114,701	$-
Ancillary operations	12,361	-

Total revenues	127,062	-

Operating expenses
Self-storage cost of operations	112,359	-
Depreciation	174,206	-
General and administrative	66,897	-

Total operating expenses	353,462

Operating loss	(226,400)	-

Interest expense	219,198	-

Net loss	$(445,598)	$-

See accompanying notes to the consolidated financial statements.	4

Franklin Parent, LLC and Subsidiary

For the year ended December 31, 2016 (audited) and for the
Consolidated Statements of Members’ Equity	period from June 17, 2015 to December 31, 2015(unaudited)

	Class A		Class B
	Units	Amount	Units	Amount	Total

Members' equity at July 17, 2015	-	$-	-	$-	$-

Issuance of membership interests	501	672,221	499	-	672,221

Net income	-	-	-	-	-

Members' equity at December 31, 2015	501	672,221	499	-	672,221

Net loss	-	(227,255)	-	(218,343)	(445,598)

Members' equity (deficit) at December 31, 2016	501	$444,966	499	$(218,343)	$226,623

See accompanying notes to the consolidated financial statements.	5

Franklin Parent, LLC and Subsidiary

For the year ended December 31, 2016 (audited) and for the
Consolidated Statements of Cash Flows	period from June 17, 2015 to December 31, 2015 (unaudited)

	2016	2015
Operating activities:
Net loss	$(445,598)	$-
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	174,206	-
Amortization of loan costs	5,046	-
Interest expense capitalized to note payable	214,152	-
Change in operating assets and liabilities:
Accounts receivable	(5,919)	-
Due from related party	(5,631)	-
Accounts payable	5,320	-
Due to related party	(307)	3,024
Due to management company	9,200	-
Prepaid rent	23,025	-

Net cash provided by (used in) operating activities	(26,506)	3,024

Investing activities:
Construction of real estate facilities	(2,857,881)	(2,860,708)

Net cash used in investing activities	(2,857,881)	(2,860,708)

Financing activities:
Proceeds from issuance of notes payable	2,510,173	2,648,798
Member contributions	-	672,221

Net cash provided by financing activities	2,510,173	3,321,019

Net increase (decrease) in cash and cash equivalents	(374,214)	463,335

Cash and cash equivalents, beginning of year	463,335	-

Cash and cash equivalents, end of year	$89,121	$463,335

Supplemental Disclosure of Noncash Investing and Financing Activities

Interest capitalized to real estate facilities funded by note payable	$114,435	$78,440

See accompanying notes to the consolidated financial statements.	6

Franklin Parent, LLC and Subsidiary

Notes to the Consolidated Financial Statements	December 31, 2016 (audited) and 2015 (unaudited)

Note 1 – Organization and Business Activity

Franklin Parent, LLC, (the "Company"), a Georgia limited liability company, was formed on June 17, 2015. The Company operates 727 self-storage units in Marietta, Georgia through its wholly-owned subsidiary Franklin Owner, LLC. Franklin Owner, LLC was established to acquire, develop, and construct a self-storage facility for the purpose of obtaining rental income and long-term appreciation. The self-storage facility offers space for lease, generally on a month-to-month basis, for personal and business use, ancillary activities such as merchandise sales and tenant reinsurance to the tenants at our self-storage facility.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The consolidated financial statements are presented on an accrual basis in accordance with U.S. generally accepted accounting principles (“GAAP”) as defined in the Financial Accounting Standards Board Accounting Standards Codification (the “Codification”).

Principles of Consolidation

The consolidated financial statements include the accounts of Franklin Parent, LLC and Franklin Owner, LLC. All significant intercompany accounts and transactions have been eliminated in these consolidated financial statements.

Cash Equivalents

All highly liquid investments purchased with an initial maturity of less than three months are considered cash equivalents.

Real Estate Facilities

Real estate facilities are recorded at cost. All costs incurred to develop, construct, renovate and improve facilities, including interest and property taxes incurred during the construction period are capitalized. No provision for depreciation is made on construction in progress until the relevant assets are completed and put into use. Transaction costs associated with acquisitions or dispositions of real estate, as well as repairs and maintenance costs, are expensed as incurred. Buildings and improvements are depreciated on a straight-line basis over estimated useful lives ranging generally between 5 to 39 years.

Revenue and Expense Recognition

Revenues from self-storage facilities, which is primarily composed of rental income earned pursuant to month-to-month leases for storage space, as well as associated late charges and administrative fees, are recognized as earned. Promotional discounts reduce rental income over the promotional period, which is generally one month. Ancillary revenues and interest and other income are recognized when earned.

We accrue for property tax expense based upon actual amounts billed and, in some circumstances, estimates when bills or assessments have not been received from the taxing authorities. Cost of operations, general and administrative expense, interest expense, as well as advertising expenditures are expensed as incurred.

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Franklin Parent, LLC and Subsidiary

Notes to the Consolidated Financial Statements	December 31, 2016 (audited) and 2015 (unaudited)

Note 2 – Summary of Significant Accounting Policies (continued)

Income Taxes

As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company’s taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying consolidated financial statements.

Based on the evaluation of the Company’s tax positions, management believes that all positions taken would more likely than not be upheld under examination. Therefore, no provision for the effects of uncertain tax positions has been recorded for the periods ended December 31, 2016 and 2015. The Company identifies its major tax jurisdictions as U.S. federal and Georgia state jurisdictions. The Company is not currently under tax examination.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Recently Adopted Accounting Guidance

The Company adopted ASU 2015-03, "Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs," which requires debt issuance costs to be presented in the consolidated balance sheet as a direct deduction from the carrying value of the associated debt liability, and amortization of those costs to be reported as interest expense. This ASU was effective for annual and interim periods beginning after December 15, 2015, and required retrospective application for each period presented in the consolidated balance sheets.

Subsequent Events

Management has evaluated subsequent events through February 18, 2017, the date the consolidated financial statements were available to be issued.

Note 3 – Real Estate Facilities

Real estate facilities consisted of the following at December 31, 2016 and 2015:

	2016	2015

Land	$720,249	$-
Buildings	4,333,705	-
Furniture and fixtures	853,443	-
Equipment	4,067	-
Construction in progress	-	2,939,148

Total real estate facilities	5,911,464	2,939,148
Less: accumulated depreciation	174,206	-

Real estate facilities, net	$5,737,258	$2,939,148

Depreciation expense for the year	$174,206	$-

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Franklin Parent, LLC and Subsidiary

Notes to the Consolidated Financial Statements	December 31, 2016 (audited) and 2015 (unaudited)

Note 3 – Real Estate Facilities (continued)

On June 25, 2015, the Franklin Owner, LLC purchased 3.719 acres for the development and construction of a self-storage facility in Marietta, Georgia. The 727-unit facility was completed and put in service on May 24, 2016. During the periods ended December 31, 2016 and 2015, the Company capitalized $114,435 and $78,440, respectively, in interest cost incurred on funds used to construct real estate facilities.

Note 4 – Long-Term Debt

Construction Note

On June 25, 2015, Franklin Owner, LLC entered into a promissory note with Jernigan Capital Operating Company, LLC, Class B member of Franklin Parent, LLC, in the amount of $5,377,778. The note requires monthly installments of interest at 6.9% per annum through maturity on July 1, 2021 at which time any outstanding balance will be due and payable in full.

This promissory note is secured by real estate facilities, assignment of leases and rents, guaranty of recourse obligations and completion guaranty executed by RRB Development, LLC and James A. Berry, jointly and severally, environmental compliance and indemnification agreement, and assignment of construction documents.

Principal amount	$4,947,449
Loan costs	(43,245)

Construction note, net of loan costs	$4,904,204

The effective rate on this construction note is approximately 7.1%.

Mezzanine Note

On June 25, 2015, Franklin Parent, LLC entered into a promissory note with Jernigan Capital Operating Company, LLC, Class B member, in the amount of $672,222. The note requires monthly installments of interest at 6.9% per annum through maturity on July 1, 2021 at which time any outstanding balance will be due and payable in full.

This promissory note is secured by first priority security interest and assignment of 100% member interests in Franklin Owner, LLC, assignment of leases and rents, guaranty of recourse obligations and completion guaranty executed by RRB Development, LLC and James A. Berry, jointly and severally, environmental compliance and indemnification agreement, and assignment of construction documents.

Principal amount	$672,222
Loan costs	(5,382)

Mezzanine note, net of loan costs	$666,840

The effective rate on this mezzanine note is approximately 7.1%.

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Franklin Parent, LLC and Subsidiary

Notes to the Consolidated Financial Statements	December 31, 2016 (audited) and 2015 (unaudited)

Note 5 – Members’ Equity

At December 31, 2016 and 2015, a total of 1,000 units of membership were held by members of Franklin Parent, LLC, with the Class A member holding 501 units and the Class B member holding 499 units. Class A membership units retain all voting rights while both Class A membership units and Class B membership units have interests in profits and losses and cash flows of the Company.

Cash flows are to be distributed to members with the following priority:

1)	To the Class A member in an amount equal to 6.9% (“Class A Return”) of the Class A member’s equity investment;

2)	Any remaining cash flows shall be distributed 49.9% to the Class B member and 50.1% to the Class A member.

Capital proceeds from the sale or any refinancing of Franklin Parent, LLC, Franklin Owner, LLC, or real estate facilities shall be distributed to the members with the following priority:

1)	The amount of any current Class A Return for the immediately preceding period shall be distributed to the Class A member;

2)	The amount of any accrued, but unpaid Class A Return for prior periods shall be distributed to the Class A member;

3)	The amount of any unreturned Class A equity investment shall be distributed to the Class A member; and

4)	Any remaining amount shall be distributed 49.9% to the Class B member and 50.1% to the Class A member.

Note 6 – Management Agreement

The Company is managed by CubeSmart Asset Management, LLC, an unaffiliated entity, for a fee equal to the greater of 5% of gross revenues or $2,000 per month. Management fees incurred were $12,000 for the period ended December 31, 2016.

Note 7 – Related Party Transactions

On June 25, 2015, Franklin Parent, LLC and Franklin Owner, LLC entered into promissory notes with Jernigan Capital Operating Company, LLC, Class B member of Franklin Parent, LLC, in the amounts of $5,377,778 and $672,222, respectively. (See Note 4)

During the periods ended December 31, 2016 and 2015, the Company capitalized $155,530 and $77,765, respectively, in development fees paid to RRB Development, LLC, a company related by common ownership.

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